Exhibit 8.1

[LETTERHEAD OF HOGAN & HARTSON LLP]

March 30, 2007

Public Storage

701 Western Avenue

Suite 200

Glendale, California 91201-2394

Ladies and Gentlemen:

We have acted as special tax counsel to Public Storage, Inc., a California corporation (“PSI”) and Public Storage, a Maryland real estate investment trust and wholly owned subsidiary of PSI (“the “Company”), in connection with the proposed merger of PSI with and into the Company (the “Merger”) pursuant to the Agreement and Plan of Merger by and between PSI and PS Trust, dated March 19, 2007 (the “Agreement”), as more fully described in the registration statement filed by the Company on Form S-4 with the Securities and Exchange Commission on March 20, 2007, as amended through the date hereof (the “Registration Statement”). In connection with the Merger and the filing of the Registration Statement, we have been asked to provide you with an opinion as to certain federal income tax matters related to the qualification of the Company as a REIT.

Basis for Opinions

The opinions set forth in this letter are based on our best judgment regarding the application of relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies endorsed in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and that might result in material modifications of our opinions.

Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination made by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinions set forth herein will be sustained if challenged, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a

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March 30, 2007

contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following:

(1) the Agreement;

(2) the Registration Statement;

(3) the Registration Statement on Form S-4, containing the Joint Proxy Statement/Prospectus of PSI and Shurgard Storage Centers, Inc. (“Shurgard”), filed with the Securities and Exchange Commission on April 20, 2006, as amended through the date hereof;

(4) the Agreement and Plan of Reorganization by and among Public Storage Management, Inc. (“PSMI”) and PSI dated June 30, 1995 (the reorganization pursuant to such agreement is referred to hereafter as the “PSMI Merger”);

(5) the Amendment to PSI’s Restated Articles of Incorporation, as adopted in connection with the PSMI Merger;

(6) the Shareholders’ Agreement dated November 16, 1995 (“Shareholders’ Agreement”) entered into by B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2;

(7) the articles of incorporation, by-laws and stock ownership information for PS OrangeCo., Inc. (“Lock/Box Company”), PS Business Parks, Inc. (previously known as American Office Park Properties, Inc., which was formerly known as Public Storage Commercial Properties Group, Inc.), PSCC, Inc. (“PSCC”), Public Storage Pickup & Delivery, Inc. (“PS Pickup”), and PS Orangeco Partnerships, Inc. (collectively, the “Corporate Affiliates”);

(8) the ruling request letters, dated March 19, 1995 and June 7, 1995, submitted to the IRS on behalf of PSI, and the ruling letter dated October 4, 1995, issued by the IRS in response thereto and the ruling request letters dated July 30, 1996, December 23, 1996, and March 4, 1997 and the ruling letter dated May 16, 1997 issued by the IRS in response thereto (the “Ruling Requests”);

(9) the Amendment to the Amended Management Agreement dated August 8, 1995;

(10) the Agreement and Plan of Merger by and among Storage Trust Realty (“Storage Trust”), PSI, and Merger Sub, dated as of November 12, 1998, as amended (the merger pursuant to such agreement is referred to hereafter as the “Storage Trust Merger”);

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March 30, 2007

(11) the Agreement and Plan of Merger by and among Shurgard, PSI and ASKL Sub LLC, dated as of March 6, 2006; and

(12) the form of Articles of Amendment and Restatement of Declaration of Trust of the Company (the “Declaration of Trust”);

(13) such other instruments and documents related to the organization and operation of PSI and the Company as we have deemed necessary or appropriate.

The opinions set forth in this letter also are premised on certain written representations of PS Business Parks, Inc. contained in a letter addressed to Hogan & Hartson L.L.P. dated on or about the date hereof regarding the assets, operations, and activities of PS Business Parks, Inc. (the “PS Business Parks Representation Letter”) and certain written representations of PSI contained in a letter dated on or about the date hereof regarding the assets, operations and activities of PSI and PS Orangeco Partnerships, Inc., including whether PSI has satisfied and will continue to satisfy the stock ownership and gross income requirements applicable to REITs following the PSMI Merger and the Storage Trust Merger (the “Management Representation Letter”).

We have made such factual and legal inquiries, including examination of the documents set forth above, as we have deemed necessary or appropriate for purposes of our opinions. For purposes of rendering our opinions, however, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Registration Statement, Management Representation Letter, and the PS Business Parks Representation Letter. We consequently have relied upon the representations contained therein and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects relevant to our opinions. Without limiting the foregoing, we have not undertaken to review and determine the tax status, as a partnership for federal income tax purposes, of each limited partnership and each limited liability company in which PSI owns an interest (collectively, the “Partnership Subsidiaries”). Instead, we have, with the Company’s consent, relied upon the representations of PSI and the Company, set forth in the Management Representation Letter, as to the status of these entities for federal income tax purposes. If any one or more of these entities were to be classified as an association taxable as a corporation for federal income tax purposes, and PSI were considered to own more than 10% of the outstanding voting securities of such entity (or for taxable years beginning after December 31, 2000, more than either (i) 10% of the voting power or (ii) 10% of the total value of the outstanding securities of such entity, unless the entity were to qualify and elect to be treated as a “taxable REIT subsidiary” under the applicable provisions of the Code), that would preclude the Company from qualifying as a “real estate investment trust” for federal income tax purposes and therefore would have a material adverse impact on the opinions set forth herein.

In our review, we have assumed, with your consent, that all of the obligations imposed by any documents on the parties thereto, have been and will be performed or satisfied substantially in accordance with their terms. Moreover, we have assumed that each of PSI, the Corporate Affiliates (and any other corporate entities in which PSI owns an interest), and the Partnership

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March 30, 2007

Subsidiaries has been and will continue to be operated substantially in the manner described in the Registration Statement, the Ruling Requests, the Management Representation Letter and the relevant articles of incorporation and other organizational documents. We also have assumed the genuineness of all signatures, the proper execution of all documents that are executed, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Finally, we have assumed that any statement in the PS Business Parks Representation Letter or in the Management Representation Letter that is made “to the knowledge of”, “belief of” or similarly qualified is correct and accurate, and that such representation or statement will continue to be correct and accurate, without such qualification.

We also have assumed for the purposes of this opinion, without inquiry with respect thereto, that (i) PSI is a validly organized and duly incorporated corporation under the laws of the State of California, (ii) the Company is a validly organized real estate investment trust under the laws of the State of Maryland; (iii) the provisions of the Shareholders’ Agreement and Article IV of the Amendment to PSI’s Restated Articles of Incorporation are fully enforceable in the manner set forth therein under the laws of the State of California; (iv) the provisions of Article VII of the Declaration of Trust are fully enforceable in the manner set forth therein under the laws of the State of Maryland; (v) each class or series of shares of stock of PSI (including the shares of Equity Stock, Series A (which shares were issued pursuant to a Certificate of Determination filed with the California Secretary of State on June 27, 1997 or November 9, 1999)) that is issued and outstanding is and has been at all times validly issued and enforceable in accordance with its terms under the laws of the State of California; and (vi) each class or series of shares of stock of the Company to be issued in the Merger will be validly issued and enforceable in accordance with its terms under the laws of the State of Maryland. In the event any of the statements, representations, or assumptions upon which we have relied in rendering this opinion is incorrect or incomplete, our opinion could be adversely affected and may not be relied upon.

Opinion

Based upon the foregoing, and subject to the various assumptions, limitations, and qualifications set forth in this letter, we are of the opinion that upon consummation of the Merger, the Company’s organization and proposed method of operation (as described in the Registration Statement and Management Representation Letter) will enable the Company to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2007, and for subsequent taxable years.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the IRS or that a court considering the issues would not hold contrary to such opinion.

We assume no obligation to advise you of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time.

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March 30, 2007

The Company’s qualification and taxation as a REIT depends upon the ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of distributions to stockholders, and the diversity of its share ownership. Hogan & Hartson L.L.P. will not review the Company’s compliance with these requirements on a continuing basis. No assurance can be given that the actual results of operations of the Company, the sources of its income, the nature of its assets, the level of distributions to its shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In this regard, we are expressing our opinion only as to the specific matters set forth in the numbered paragraphs under the caption “Opinion.” It should be noted that among the representations that we are relying on is a representation as to the absence of any earnings and profits of PSMI or Storage Trust at the time of the PSMI Merger and the Storage Trust Merger. We specifically are not rendering an opinion as to whether PSMI or Storage Trust had current or accumulated earnings and profits at the time of the PSMI Merger and the Storage Trust Merger. There can be no assurance, however, that the IRS will not examine the tax returns of PSMI, Storage Trust, their predecessors and their affiliates for all years prior to the PSMI Merger and the Storage Trust Merger and propose adjustments to increase their taxable income, which could result in the Company being considered to have undistributed “earnings and profits,” in which event the Company would not qualify as a REIT for such year and possibly subsequent years.

In addition, we specifically are not rendering an opinion as to the past status of Shurgard as a REIT. We have not and are not making any inquiries with respect thereto.

We hereby consent to (i) the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and (ii) the reference to this firm under the captions “What are the Material Federal Income Tax Consequences of the Reorganization?” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON LLP